May 5, 2010

VIA EDGAR CORRESPONDENCE

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	DynCorp International Inc.
Form 10-K for Fiscal Year Ended April 3, 2009
Filed June 11, 2009

Dear Ms. Collins:

Thank you for your letter dated April 21, 2010 to Mr. Michael J. Thorne related to the Securities and Exchange Commission’s (“Commission”) comment on DynCorp International Inc.’s Form 10-K for the fiscal year ended April 3, 2009. I am responding to your letter as Vice President - Controller of DynCorp International LLC, the wholly owned operating company of DynCorp International Inc. (the “Company”). I reiterate the Company’s commitment to provide full and fair disclosure to investors and welcome suggestions for enhancing the overall disclosures contained in its periodic filings with the Commission.

Attached is DynCorp International Inc.’s response to your specific comment. For the convenience of the Staff, we have repeated the Staff’s comment in italics immediately above our response to your comment. Thank you for your consideration of our response and observation to your comment.

Pursuant to your request, DynCorp International Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1610.

Sincerely,

/s/ Bradley G. Graham

Bradley G. Graham

Vice President-Controller

cc: Gregory S. Nixon, Senior Vice President, General Counsel & Chief Compliance Officer

cc: Michael J. Thorne, Senior Vice President and Chief Financial Officer

DynCorp International Response

Form 10-K for Fiscal Year Ended April 3, 2009

Part I

Item 1. Business, page 3

Comment 1

We note your response to prior comment 1 indicating that you do not believe you are substantially dependent on any of your government contracts. We specifically note that approximately 23% and 21% of your revenues in Fiscal 2009 were generated under your INSCOM/GLS and Civilian Police Program, respectively, and, as you noted in your response, should you lose the referenced contracts, you would “suffer a meaningful loss of revenue.” Please provide us with further analysis as to whether you are substantially dependent on either of these two contracts. For instance, please describe in greater detail the nature and extent of the material provisions in these agreement[s] and tell us whether the contract terms differ materially from the general contract terms described in the Form 10-K. In addition, while you have discussed the scalability of your operations, which may enable you to minimize the impact of the loss of one or more contracts, please address how the loss of one or both of the above referenced contracts, would impact your net income.

Response

We believe that we are not “substantially dependent” on any of our government contracts (including INSCOM/GSL and Civilian Police Program (“CIVPOL”)) because, if any such contract were lost, the loss would not individually (i) impact our sustainability of operations, (ii) cause significant impairment of assets or (iii) create a failure in debt compliance or other significant contractual commitment. We note the following in specific response to your comment:

Material Contract Provisions. All of our U.S. Government contracts, including INSCOM/GLS and CIVPOL, are subject to the Federal Acquisition Regulation (“FAR”), which sets forth policies, procedures and requirements of the acquisition of goods for and services to the U.S. Government. The contracts primarily consist of boilerplate language based on the FAR. As discussed in our public filings, these regulations, among other things: (a) require certification and disclosure of all cost and pricing data; (b) define allowable and unallowable costs and otherwise govern our right to be reimbursed; (c) provide the specific terms for termination, including the U.S. Government’s right to terminate for convenience; and (d) restrict the use, dissemination and exportation of certain information and products. Additionally, as disclosed in our public filings, our business is performed under fixed-price, time-and-materials or cost-reimbursement contracts.

•

The INSCOM/GLS contract is a cost plus fixed/award fee type contract. In addition to an award fee based on our performance relative to certain criteria, we recover allowable cost plus a fixed fee. Allowable costs primarily consist of (i) direct labor and related fringe costs, (ii) overhead and (iii) general and administrative costs. The INSCOM/GLS contract terms do not differ materially from the general contract terms described above and in “Item. 1 Business — Contract Types” of our Form 10-K for the fiscal year ended April 3, 2009, filed on June 11, 2009.

•

The CIVPOL Program is an indefinite delivery, indefinite quantity (“IDIQ”) contract awarded to multiple contractors and is made up of independently bid task orders. An IDIQ contract does not represent a firm order for services and each task order is won, lost and re-competed independently. The CIVPOL Program is made up of six task orders, the largest in fiscal year 2009 being our task order in Iraq (“CIVPOL Iraq”). The CIVPOL Iraq task order is a multiple priced arrangement utilizing time and material, fixed unit price, cost reimbursable and cost-plus-fixed-fee pricing mechanisms. The material provisions of these task orders do not differ from the general contract terms described above and in “Item. 1 Business — Contract Types” of our Form 10-K for the fiscal year ended April 3, 2009, filed on June 11, 2009.

Impact on Net Income. We analyzed the affect each contract had on our net income. Our consolidated net income for fiscal year 2009 was approximately $70 million, including amortization of intangible assets of $38 million and interest expense of $63 million, which are not allocated to our contracts. Specifically with respect to INSCOM/GLS and CIVPOL Iraq:

•

INSCOM/GLS. As disclosed in Note 15 of our Form 10-K, the Company owns 51% of the consolidated Global Linguist Solutions LLC (“GLS”) joint venture, the prime contractor on the INSCOM/GLS contract. The loss of the INCOM/GLS contract would have reduced net income in fiscal year 2009 by approximately $12 million. We do not believe that the loss of the INSCOM/GLS contract would negatively impact our sustainability of operations, cause significant impairment of assets or create a failure in debt compliance or other significant contractual commitment; thus, we do not consider GLS a contract for which we were substantially dependent. Please see further discussion below.

•

CIVPOL Iraq. As described above, the CIVPOL Program is an IDIQ contract, thus it is essentially a collection of individual task orders, each of which is individually bid and awarded. Accordingly, we do not consider IDIQ task orders under a program in the aggregate. The loss of the CIVPOL Iraq task order would reduce revenue and net income by approximately $258 million and approximately $21 million, respectively, for fiscal year 2009. The remaining five CIVPOL task orders represented approximately $392 million in fiscal year 2009 revenue and contributed approximately $31 million in fiscal year 2009 net income in the aggregate. The loss of the CIVPOL Iraq task order or any one of the other five task orders would not impact our sustainability of operations, cause significant impairment of assets or create a failure in debt compliance or other significant contractual commitment; thus, we do not consider these task orders ones for which we were substantially dependent. Please see further discussion below.

For the convenience of the Staff, we respectfully note and expand upon our prior responses and publicly available disclosure, with respect to our belief that we are not substantially dependent upon any individual government contract. Further, for the reasons stated herein, we do not believe that filing any of our ordinary course government contracts would provide information relevant to an investor’s decision to purchase the Company’s securities.

A. No Impact on Our Sustainability of Operations. We consider sustainability of operations as being able to support our capital and operational financial commitments. Our business included approximately 56 different contracts and approximately 122 different task orders in fiscal year 2009, none of which we individually relied on for sustainability of our operations. Since our business is scalable, we can flexibly adjust to contract wins and losses (see further discussion of scalability below). Additionally, our capital structure provides us flexibility as our primary capital requirements are working capital related, which are variable with our overall revenue stream. As an example, our total revenue in fiscal year 2009 was approximately $1 billion higher than in fiscal year 2008, although our total debt was at consistent levels of just under $600 million. If we were to lose $1 billion in revenue (significantly more than the two programs addressed in this letter), we would simply be back to fiscal year 2008 levels, when we still had sufficient cash flow and results of operations to support our capital and operational financial commitments.

B. No Significant Impairment of Assets. As we are a services business, we typically do not have contracts with significant tangible assets. This is true for both INSCOM/GLS and CIVPOL. Some contracts do have related intangible assets, such as is the case with CIVPOL, which has customer-related intangibles assets. INSCOM/GLS has no such intangible assets. We evaluate the carrying value of our customer-related intangibles on a quarterly basis. The customer-related intangible carrying value is considered impaired when the anticipated undiscounted cash flows from such asset is less than its carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value. We performed an analysis to determine if the loss of CIVPOL Iraq task order would create an impairment of the related customer-related intangible assets. Based on our assessment, the loss of the CIVPOL Iraq task order would not cause the anticipated undiscounted cash flows to be less than the related assets carrying value. Thus, based on our assessment, we would not have an impairment of the customer-related intangible assets.

C. No Failure in Debt Compliance or Other Significant Contractual Commitment. Our long-term debt consists of term loans and senior subordinated notes. There are two key covenant compliance ratios associated with our term loans, the closing leverage ratio and the interest coverage ratio. Per our debt agreement, in order to be in compliance, we must maintain a closing leverage ratio of 3.75 or lower and an interest coverage ratio of 3.00 or higher. Our closing leverage ratio and interest coverage ratio for fiscal year 2009 was 2.75 and 3.99, respectively. If we lost the INSCOM/GLS contract our closing leverage ratio and coverage ratio on a pro-forma basis would have been 3.01 and 3.64, respectively. If we lost the CIVPOL Iraq task order our closing leverage ratio and coverage ratio on a pro-forma basis would have been 3.25 and 3.37, respectively. Our senior subordinated notes also have a key compliance ratio, the fixed charge coverage ratio, which is virtually identical to the interest coverage ratio discussed above. As such, the Company would remain in compliance with our debt covenants if we lost either of the contracts.

D. Scalability of Resources. The scalability of our resources gives us the ability to ramp up or down quickly and effectively minimizes the impact of the loss of one or more contracts. Since our business is primarily service based (i.e. we do not incur substantial costs associated with fixed assets or tangible inventory), our business is scalable by means of employee and direct cost reductions. In addition, as indicated in our prior letter, the elimination of employees would not generate significant separation costs. Moreover, the indirect costs that are absorbed by any one contract could be absorbed by the remaining contracts without a significant impact to our business or competitiveness.

E. Visibility of Contract Loss. We typically have visibility ahead of a contract’s termination through the defined contract term or through communication with our customer. Our contracts typically have a term of three to ten years consisting of a base period of one year with multiple one-year options. Although the U.S. government is not obligated to exercise options under a contract after the base period, it is our experience that our customers typically do exercise option years. At the time of completion of the contract term of a government contract, the contract may be re-competed if the option year is not exercised. Accordingly, we have the ability to bid to continue to execute the contract and adjust our cost structure to make such a bid. If we fail to win the re-competition, the customer usually affords the current operator time to wind down its operations. This visibility allows us to provide appropriate disclosure to investors and adjust our cost base thus providing us flexibility in controlling our cost structure.

In conclusion, we respectfully submit that we are not substantially dependent upon any one of our government contracts. In future filings, however, we intend to include additional general disclosure similar in scope and content to the above discussion, subject to modification as appropriate.

******